

September 24, 2021

Thomas R. Knott
Chief Executive Officer
GS Acquisition Holdings Corp II
200 West Street
New York, NY 10282

   Re: GS Acquisition Holdings Corp II
     Amendment No. 3 to Registration Statement on Form S-4
     Filed September 21, 2021
     File No. 333-257535

Dear Mr. Knott:

  We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 17, 2021 letter.

Amendment No. 3 to Registration Statement on Form S-4, Filed September 21, 2021

Proposal No. 1 - Approval of the Business Combination
Background of the Business Combination, page 180

1. We note your response to comment 2 and the revisions on page 186 concerning the DCF analysis for the years 2021-2031. Please revise to explain how you considered the speculative nature of projections over such an extended period.

You may contact Sasha Parikh at 202-551-3627 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian Parness, Esq.